UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date	November 26, 2008	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Announcement in relation to
Aviation Fuel Hedging Activities

China Eastern Airlines Corporation Limited (the “Company”) engages in aviation fuel hedging activities in order to reduce the risk of significant increase in aviation fuel prices and thereby minimizing the uncertainties to the Company’s business due to rise of aviation fuel prices. Through hedging against the costs of aviation fuel consumes by the Company, the aviation fuel costs will be more stable and fixed. It also effectively avoids the operating risks arising from any substantial increase in aviation fuel prices. Such aviation fuel hedging activities are the principal means of airlines worldwide to fix its aviation fuel costs, and are commonly adopted.

Aviation fuel costs constitute an increasing proportion of the Company’s operating costs year by year. During the period from 2002 to mid of 2008, the proportion of aviation fuel costs to total operating costs of the Company has risen from 21% to 40%. The significant increase of aviation fuel prices has severely affected the operating effectiveness of the Company. In light of the continuous rise in aviation fuel prices since the beginning of 2008 and in order to protect the business of the Company from the impact of increase in price of aviation fuel, the Company has, according to the relevant rules and guidelines and authorisation by the board of directors of the Company, entered into certain aviation fuel hedging contracts. The volume hedged under the hedging contracts in 2008 amounted to 35.9% of the total estimated aviation fuel consumption of the Company for 2008.

Since the Company announced its results for the third quarter of this year, aviation fuel prices continue to decrease significantly. As at 31 October 2008, the estimated fair value loss of the Company on the hedging contracts is approximately RMB1.83 billion. Such fair value loss of the Company on the hedging contracts as at 31 October 2008 is calculated based on the possible aggregate losses that may be incurred in relation to the remaining period of the hedging contracts. Such fair value loss is not actual cash loss and the actual amount of loss depends on the future movements in aviation fuel prices during the remaining period of the hedging contracts. As at 31 October 2008, the Company has not incurred any actual cash loss on the hedging contracts. As usual, the Company will closely monitor the changes in the fair value of the hedging contracts and will disclose relevant information according to the relevant rules and regulations.

If aviation fuel prices continue to remain at low levels, the Company will be able to lower its purchase costs on aviation fuel. The portion of the aviation fuel that is not hedged by the hedging contracts is purchased at market price, which such portion amounts to 60% or more of the total aviation fuel consumed by the Company each year. As a result, the amount that has been saved as a result of the lower purchase cost on aviation fuel by the Company will be substantially higher than the losses arising from the hedging contracts.

The Company has published an overseas regulatory announcement on the website of the Hong Kong Stock Exchange on 9 June 2006 disclosing certain information relating to the aviation fuel hedging activities of the Company. Please refer to such announcement for more information.

By order of the board of directors of
China Eastern Airlines Corporation Limited
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Li Fenghua	(Chairman, Non-executive Director)

Li Jun	(Vice Chairman, Non-executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Chaogeng	(Non-executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent Non-executive Director)

Peter Lok	(Independent Non-executive Director)

Wu Baiwang	(Independent Non-executive Director)

Zhou Ruijin	(Independent Non-executive Director)

Xie Rong	(Independent Non-executive Director)

Shanghai, the People’s Republic of China

26 November 2008